SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 205-49

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May 2005

Smedvig asa

Finnestadveien 28, 4001 Stavanger, Norway

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☑     Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐     No   ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

SMEDVIG ASA

June 1, 2005	By:	/s/ ALF C. THORKILDSEN
Alf C. Thorkildsen
Chief Financial Officer

SME - Repurchase of own shares

On May 4, 2005, Smedvig asa repurchased 50,000 Class A shares at a price of NOK 106,15 per share. The Company`s holding of own shares after the transaction is 1,050,000 Class A shares and 1,928,500 Class B shares.

The shares in Smedvig ASA will be traded ex dividend NOK 1.50 as from today, 12.05.2005.

Minutes from the Smedvig asa Annual General Meeting 2005.

Please see attachment.

Unofficial translation of the minutes from the AGM

General Meeting of Smedvig asa

held in Stavanger on May 11, 2005

The Annual General Meeting of Smedvig asa was held on May 11, 2005 at 4.30 p.m at the Clarion Hotel Stavanger, Ny Olavskleiv 8, 4008 Stavanger, Norway.

The General Meeting was opened by the Chairman of the Board, Peter T. Smedvig, who according to the Articles of Association shall preside the General Meeting. The record shows the following attending shareholders:

Shareholders representing 28,199,818 Class A shares (52.94%) were present, of which 27,109,642 shares were represented by power of attorney.

Shareholders representing 7,702,642 Class B shares (29.69%) were present, of which 7,430,198 shares were represented by power of attorney.

In all, shareholders representing 35,902,460 Class A- and B shares (45.33%) were present. The record of the attending shareholders under the Public Limited Companies Act § 5-13 is attached to the Minutes, of annex 1.

The agenda comprised:

1.	Election of person to co-sign the Minutes

Kristian Falnes was unanimously elected to co-sign the Minutes together with the Chairman, who according to the Company’s Articles of Association is the Chairman of the Board.

2.	Approval of the notice and the agenda of the Annual General Meeting

The notice and the agenda were unanimously approved, and accordingly the General Meeting was declared to constitute a quorum and competent to proceed to business.

3.	Approval of the accounts for the Smedvig Group and Smedvig asa

The General meeting adopted the consolidated income statement and the balance sheet of the Smedvig Group for 2004 as well as the annual accounts and annual report of Smedvig asa for 2004 by 28,158,401 votes against 0 votes. 41,417 Class A shares abstained from voting.

The annual accounts for the Parent Company show profits of NOK 279,571,650 that was resolved to be distributed as follows:

To dividend (NOK 1.50 per share)	NOK 120,420,756
To other equity	NOK 159,150,894

4.	Approval of remuneration to Board members for 2004

The General meeting unanimously resolved to pay NOK 250,000 in remuneration for year 2004 to each of the Directors of the Board, totaling NOK 1,000,000. The Chairman waived remuneration for 2004.

5.	Approval of the auditor’s fee for 2004

The General Meeting unanimously approved to pay NOK 350,000 in auditor’s fee for year 2004.

6.	Election of two Board members

The General meeting resolved to re-elect Peter T. Smedvig as Chairman of the Board and Siri B. Hatlen as Director of the Board. The decision was adopted with 27,652,815 against 547,003 votes.

The Board of Directors consists of the following:

Chairman of the Board: Peter T. Smedvig

Member of the Board: Siri B. Hatlen

Member of the Board: Raymond De Smedt

Member of the Board: Andrew C. Salvesen

Member of the Board: J. Larry Nichols

Raymond De Smedt, Andrew C. Salvesen and J. Larry Nichols were elected Directors of the Board at the General Meeting held in 2004.

7.	Authorization to the Board of Directors to continue incentive programs for employees

The Board of Directors has over the last years set up annual incentive programs for the executive management and key employees in the Smedvig Group. The incentive programs have been based on options to purchase Class B shares in the Company. The Board of Directors intends to continue with incentive programs for key employees and therefore proposes that the Board of Directors shall be authorized to issue additional Class B shares to cover options related to existing and future incentive programs. The Board will later decide who shall be granted such options, the distribution of the options and the terms thereof. The Company’s obligations under the option agreements can be fulfilled by issuance of new Class B shares or by transfer of its own Class B shares.

The Board of Directors requests that the General Meeting adopted the following resolution:

i)	Pursuant to the Public Limited Companies Act § 10-14, the Board of Directors is authorized to increase the Company’s share capital with up to NOK 10,000,000 by of up to 1,000,000 new shares each of par value NOK 10 by one or more increases in the share capital at a subscription price stipulated by the Board of Directors.

ii)	The authorization is valid until June 30, 2006.

iii)	The employees of the company or companies within the same group may subscribe for the shares. The existing shareholders’ preferential rights to the new shares pursuant to the Public Limited Companies Act § 10-4 may be set aside.

iv)	The authorization comprises issuance of Class B shares only.

v)	The authorization shall not include an increase of share capital against non-cash contributions or by way of merger pursuant to the Public Limited Companies Act § 13-5.

vi)	The authorization may also be used in an acquisition or bidding situation, ref. the Norwegian Stock Exchange Act § 5-15 and the Norwegian Securities Trading Act § 4-17.

vii)	This authorization replaces the authorization to issue new Class B shares in connection with incentive programs given on April 27, 2004.

The decision was adopted by 27,104,214 votes against 1,095,604 votes, a majority of 96.11% of the votes cast, and with 34,797,006 against 1,105,454 shares of the represented share capital, a majority of 96.92% of the represented share capital. The proposal was thus endorsed by more than two-thirds of the votes cast and the share capital represented and was as such adopted by the General Meeting.

8.	Authorization to the Board of Directors to purchase own shares

The Board of Directors of Smedvig asa requests the Annual General Meeting to authorize the Board to repurchase of own shares. The Board is of the opinion that repurchase of shares could be of vital interest to the Company with, among other things, the intention of securing the financial flexibility and to obtain effective control of the company’s capital structure, as well as to fulfil the Company’s obligations under the employee option programs.

In accordance with the Board’s proposal the General Meeting resolved the following:

i)	Pursuant to the Public Limited Companies Act § 9-4, the Board of Directors is authorized to repurchase shares of aggregated par value up to NOK 81,734,000, by repurchasing up to 8,173,400 shares at par value NOK 10.00, equaling close to 10 % of the existing share capital, by one or more repurchases. The Board decides whether it will repurchase Class A shares and/or Class B shares.

ii)	The maximum amount to be paid per Class A share is NOK 200 and the minimum amount to be paid is NOK 1. The maximum amount to be paid per Class B share is NOK 200 and the minimum amount to be paid is NOK 1.

iii)

Repurchase and disposal of shares shall be carried out in a way that the Board of Directors finds appropriate, yet not by subscribing for new shares. The authorization may also be used after the Company has been informed that a mandatory offer will be made in accordance with the Norwegian Securities Trading Act § 4-1, ref. the

Securities Trading Act § 4-17.

iv)	The authorization is valid until June 30,2006.

v)	If own shares are disposed of, the authority comprises repurchase of shares as a replacement for the shares disposed of, provided that the total nominal value of shares repurchased does not exceed 8,173,400 shares.

vi)	This authorization replaces the authorization to repurchase own shares given on April 27, 2004.

The decision was adopted by 28,199,8: 8 votes against 0 votes, a majority of 100% of the votes cast, and with 35,894,710 against 7,750 shares of the represented share capital, a majority of 99.98% of the represented share capital. The proposal was thus endorsed by more than two-thirds of the votes cast and the share capital represented and was as such adopted by the General Meeting.

9.	Cancel holding of Class A shares/Reduction in share capital

In 2004, the Company repurchased 550,000 Class A shares and 902,000 Class B shares at average price of NOK 62.7 and NOK 55.1, respectively. The repurchase of Class B shares was executed in connection with the Company’s obligation under the employee incentive programs. With respect to the holding of own Class A shares, the Board’s recommendation to the General meeting is to cancel the Company’s holding of 700,000 Class A shares. In accordance with the Board’s propose 1 the General Meeting resolved the following:

i)	The share capital is reduced by NOK 5,500,000 from NOK 822,840,040 to NOK 817,340,040 by redemption of 550,000 Class A shares owned by the Company each with par value NOK 10. The amount of reduction shall be used as redemption of the Company’s own Class A shares.

ii)	In accordance with the above, the Articles of Association’s § 4, first paragraph, is amended to read:

“The Company’s share capital is NOK 817,340.040 divided into 53,764,004 Class A shares, each with a nominal value of NOK 10 for an aggregate amount of NOK 537,640,040 and 27,970,000 Class B shares, each with a nominal value of NOK 10 for an aggregate amount of NOK 279,700,000, all fully paid.”

The amendment in the Articles of Association is effective from the date the reduction of the share capital enters into force.

The decision was adopted by 28,199,818 votes against 0 votes, a majority of 100% of the votes cast, and with 35,902,460 against 0 shares of the represented share capital, a majority of 100% of the represented share capital. The proposal was thus endorsed by more than two-thirds of the votes cast and the share capital represented and was as such adopted by the General Meeting.

10.	Authorization to amend § 3 in the Articles of Association

In order to align the object clause in the Articles of Association with the Company’s business, the General Meeting resolved to amended the Articles of Association’s § 3 to read:

§ 3	“The object of the Company is oil and gas services; hereunder exploration, drilling, production and well services, and other activities related thereto such as trade, real estate and other assets in support of such activities, shipping, to invest in securities, participation in other companies of similar category, and to offer guarantees and/or pledge its assets as security for third party liability.”

The decision was adopted by 27,439,418 votes against 0 votes, a majority of 100 % of the votes cast, and with 35,142,060 against 0 shares of the represented share capital, a majority of 100% of the represented share capital. 760,400 votes and 760,400 shares of represented share capital abstained from voting. The proposal was thus endorsed by more than two-thirds of the votes cast and the share capital represented and was as such adopted by the General Meeting.

There being no further business the meeting was adjourned.

Peter T. Smedvig	Kristian Falnes

Revised articles of association for Smedvig asa 2005.

Please see attachment.

Articles of Association for Smedvig asa

Adopted in Statutory General Meeting on September 14 1989, and later amended on May 10, June 14 and August 30 1990, May 6 1991, May 7 1992, April 21 and May 10 1994, March 24, April 30, June 18, August 14, August 28, September 6, November 7 1996, February 24, April 30, May 15, June 27, July 17, August 13, August 20, November 4, December 6 1997, May 29 1998, April 29 1999, June 14 1999, October 4 1999, March 17, April 26, June 26, August 17, October 17 2000, February 27, March 19, April 26 2001, April 27 2004 and May 11, 2005.

§ 1	The Company’s name shall be Smedvig asa. The Company shall be a public limited company.

§ 2	The Company’s business office is in Stavanger.

§ 3	The object of the Company is oil and gas services; hereunder exploration, drilling, production and well services, and other activities related thereto such as trade, real estate and other assets in support of such activities, shipping, to invest in securities, participation in other companies of similar category, and to offer guarantees and/or pledge its assets as security for third party liability.

§ 4	The Company’s share capital is NOK 817,340,040 divided into 53,764,004 Class A shares, each with a nominal value of NOK 10.00, for an aggregate amount of NOK 537,640,040, and 27,970,000 Class B shares, each with a nominal value of NOK 10.00, for an aggregate amount of NOK 279,700,000, all fully paid.

Each Class A share carries one vote in the Company’s general meetings. The Class B shares carry no voting rights in the Company’s general meetings. Except as aforesaid the shares are in every respect equal.

The Company’s Class A shares and Class B shares will be registered in the Norwegian Securities Registry.

In bonus issues, Class A shares shall carry the right to new Class A shares, and Class B shares carry the right to new Class B shares, except as otherwise decided by the general meeting.

§ 5	Transfer of shares is subject to approval by the Board of Directors.

§ 6	The Company’s Board shall consist of 3-5 members as decided by the General Meeting. Retiring age for Board members is 68 years with retirement in the first Ordinary General Meeting after having reached 68 years of age. The Company’s signature is drawn by the Chairman of the Board or Managing Director individually or by two board members jointly. The Board may grant power of procuration.

§ 7	The Ordinary General Meeting shall approve the following resolutions:

a.	Approval of Financial Statements and Directors’ report, including distribution of dividend.

b.	Election of Board Members and Chairman of the Board at expiry of their term of office.

c.	Election of Auditor as necessary.

d.	Any other matters that according to law or Articles of Association are referred to the General Meeting.

The Chairman of the Board shall preside at all General Meetings of the Company.

Shareholders who wish to participate in the General Meeting must report to the Company, stating the number of shares they represent, by the final date set forth in the Notice of the General Meeting.

SME GRANTING OF SHARE OPTIONS

The Board of Smedvig asa has granted 610,000 options for Class B shares to the Company`s management. The options were granted on May 12, 2005. 270,000 of these options are granted to primary insiders (attached details). The exercise period is June 1, 2007 to December 31, 2010. The options have a strike price of NOK 89.00 per share.

NEWS RELEASE

Smedvig secures contract extension for West Alliance in Malaysia

STAVANGER, Norway, May 16, 2005 — Smedvig has entered into an agreement with Shell Sarawak to extend the contract for the semi-tender rig West Alliance in Malaysia. The contract extension has a duration of two years, and is in direct continuation of the current contract, commencing January 2006.

The contract value is estimated at approximately US$ 50 million.

Analyst Contact:

Jim Dåtland, Investor Relations + 47 90 57 61 20

Media Contact:

Alf C Thorkildsen, Chief Financial Officer + 47 97 75 08 33

Smedvig asa is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides drilling and well services in the North Atlantic and Southeast Asia. Smedvig’s main activities are divided into mobile units, tender rigs and well services. Smedvig has a fleet of three modern drilling rigs, one drillship and ten tender rigs and has one tender rig under construction. The company holds contracts for production drilling, engineering and well services.

This news release includes forward-looking statements. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties, because they relate to events and depend on circumstances that will occur in the future. Many factors could influence actual developments and performance and could cause them to differ materially from those described by these forward-looking statements. For a discussion of these factors please see “Risk Factors” in our Annual Report on Form 20-F for the year 2003 filed with the U.S. Securities and Exchange Commission and available on our website at www.smedvig.com.

Smedvig asa

P.O. Box 110, 4001 Stavanger

Phone: +47 51 50 99 00

Fax: +47 51 50 96 88

Web site: www.smedvig.com

E-mail: smedvig@smedvig.no

NEWS RELEASE

Smedvig to build new semi-tender in Southeast Asia

STAVANGER, Norway, May 17, 2005 — Smedvig has exercised the Company’s option and entered into an agreement with Keppel FELS in Singapore for the purpose of building a new semi-submersible self-erecting tender rig (semi-tender). Total capital expenditure for the new semi-tender is estimated at US$ 105 million, of which Smedvig’s share is approximately US$ 33 million.

The agreement with Keppel FELS is based on the principle that Keppel shall build and own the semi-submersible hull, and Smedvig shall own the derrick equipment set. Smedvig shall for a period of ten years be responsible for marketing, management and operation of the unit. The agreement includes an option for Smedvig to purchase the semi-submersible hull during the ten-year period at a pre-agreed price.

The new semi-tender will be based on a similar but improved design and specification as Smedvig’s West Setia. The new unit is targeted for deepwater drilling operations in combination with floating wellhead platforms such as TLPs and Spars in benign waters. The new rig is scheduled for delivery in the fourth quarter 2006.

Analyst Contact:

Jim Dåtland, Investor Relations + 47 90 57 61 20

Media Contact:

Alf C Thorkildsen, Chief Financial Officer + 47 97 75 08 33

Smedvig asa is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides drilling and well services in the North Atlantic and Southeast Asia. Smedvig’s main activities are divided into mobile units, tender rigs and well services. Smedvig has a fleet of three modern drilling rigs, one drillship and ten tender rigs and has one tender rig under construction. The company holds contracts for production drilling, engineering and well services.

This news release includes forward-looking statements. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties, because they relate to events and depend on circumstances that will occur in the future. Many factors could influence actual developments and performance and could cause them to differ materially from those described by these forward-looking statements. For a discussion of these factors please see “Risk Factors” in our Annual Report on Form 20-F for the year 2003 filed with the U.S. Securities and Exchange Commission and available on our website at www.smedvig.com.

Smedvig asa

P.O. Box 110, 4001 Stavanger

Phone: +47 51 50 99 00

Fax: +47 51 50 96 88

Web site: www.smedvig.com

E-mail: smedvig@smedvig.no